Paul Berkowitz
(305) 579-0685
November 17, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Larry Spirgel

Re:	Applica Incorporated Preliminary Proxy Statement on Schedule 14A Filed November 2, 2006 File No. 1-10177
Ladies and Gentlemen:
     On behalf of our client, Applica Incorporated, a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to the preliminary proxy statement on Schedule 14A filed by the Company on November 2, 2006 (the “Proxy Statement”) which comments were set forth in a letter dated November 14, 2006 (the “Comment Letter”) to Harry D. Schulman, Chairman of the Board and Chief Executive Officer of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below and have attached a blackline of Amendment No. 1 to the Proxy Statement that was filed on the date hereof compared to the Proxy Statement that was filed on November 2, 2006 as Exhibit A to this Letter. We have also attached to this Letter as Exhibit B, the statement that the Commission has requested from the Company.
1.	We note that as of the record date for the special meeting, Harbinger beneficially owned 9,830,800 shares of your common stock, which represents 39.3% of the shares of common stock outstanding. In light of Harbinger’s beneficial ownership amount, please tell us what consideration you have given to whether this transaction implicates Rule 13e-3 and the filing and disclosure requirements of Schedule 13E-3.
RESPONSE:
The Company has determined that this transaction does not implicate Rule 13e-3 because Harbinger is not an affiliate of the Company. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 defines “control” (including the terms “controlling,” “controlled by” and “under common control with”) as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Although Harbinger owns 9,830,800 shares of the Company’s common stock, Harbinger does not “control” the Company, and is therefore not an “affiliate” of the Company, for the reasons set forth below.

Mr. Larry Spirgel
Securities and Exchange Commission
November 17, 2006
Page -2-
As explained in the Proxy Statement, as a result of the application of Section 607.0902 of the Florida Business Corporation Act (the “Florida Control Share Act”), Harbinger has lost its voting rights with respect to all the shares of Company common stock it owns. A copy of the Florida Control Share Act is enclosed herewith as Exhibit C for your reference. Under the Florida Control Share Act, except in limited circumstances that are not applicable in this situation, a shareholder that acquires issued and outstanding stock of an issuing public corporation that, when added to all other shares held by the acquiring shareholder, brings the acquiring shareholder’s ownership of common stock to or above certain specified thresholds of beneficial ownership (20%, 33 1/3% or 50%), the acquiring shareholder loses the right to vote those shares, as well as the right to vote any shares acquired by the shareholder during the 90 days preceding or following such acquisition, unless voting rights for those shares are restored by the disinterested shareholders of such issuing public corporation. Accordingly, because Harbinger acquired all of its shares of Company common stock as part of, or during the 90 days preceding or following the date of, stock acquisitions that triggered the application of the Florida Control Share Act at the 20% and 33 1/3% levels, and the disinterested shareholders have not approved the restoration of voting rights (nor, as explained in the Proxy Statement, will the shareholders be presented with any such proposal prior to or at the Special Meeting), none of the Company shares owned by Harbinger have voting rights.
Moreover, Harbinger has no representatives on the Company’s Board of Directors and no other means, by contract or otherwise, with which to exert any “control” over the Company, other than in connection with the Merger Agreement, the approval of which, as provided in the Proxy Statement, will be solely determined by Applica’s other shareholders.
2.	We note in a form 8-K filed November 14, 2006 that NAACO Industries has filed suit against you and Harbinger relating to the termination of the merger agreement between Applica, NAACO and a NACCO subsidiary. Please revise the subject preliminary proxy statement to reflect this fact along with any updated information.
RESPONSE:
The Company has added the requested disclosure in a new section of the Proxy Statement entitled “NACCO Litigation.”

Mr. Larry Spirgel
Securities and Exchange Commission
November 17, 2006
Page -3-
3.	As appropriate, please revise the proxy statement to comply with the comments issued in connection with our letter dated October 5, 2006 regarding HB-PS Holding Company, Inc.’s registration statement on Form S-4 filed September 12, 2006 (File No. 333-137244) and Applica’s Form 10-K for the year ended December 31, 2005 filed March 16, 2006 (File No. 1-10177).
RESPONSE:
The Company has drafted the Proxy Statement to comply with the comments issued in connection with the Staff’s referenced letter as explained in Exhibit D to this Letter.
* * * *

Mr. Larry Spirgel
Securities and Exchange Commission
November 17, 2006
Page -4-
     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Harry D. Schulman, the Company’s Chairman of the Board and Chief Executive Officer, at 3633 Flamingo Road, Miramar, Florida 33027, telecopy (954) 883-1714.

Very truly yours,
/s/ Paul Berkowitz
Paul Berkowitz

Enclosures

cc:	Applica Incorporated Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A
[Blackline of the Proxy Statement]

EXHIBIT B
I, Harry D. Schulman, Chairman of the Board and Chief Executive Officer of Applica Incorporated (the “Company”), do hereby acknowledge that:
· The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 17, 2006	/s/ Harry D. Schulman
Harry D. Schulman
Chairman of the Board and Chief Executive Officer

Exhibit C
607.0902 Control-share acquisitions.—
(1) “CONTROL SHARES.”—As used in this section, “control shares” means shares that, except for this section, would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:
(a) One-fifth or more but less than one-third of all voting power.
(b) One-third or more but less than a majority of all voting power.
(c) A majority or more of all voting power.
(2) “CONTROL-SHARE ACQUISITION.”—
(a) As used in this section, “control-share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.
(b) For purposes of this section, all shares, the beneficial ownership of which is acquired within 90 days before or after the date of the acquisition of the beneficial ownership of shares which result in a control share acquisition, and all shares the beneficial ownership of which is acquired pursuant to a plan to make a control-share acquisition shall be deemed to have been acquired in the same acquisition.
(c) For purposes of this section, a person who acquires shares in the ordinary course of business for the benefit of others in good faith and not for the purpose of circumventing this section has voting power only of shares in respect of which that person would be able to exercise or direct the exercise of votes without further instruction from others.
(d) The acquisition of any shares of an issuing public corporation does not constitute a control-share acquisition if the acquisition is consummated in any of the following circumstances:
1. Before July 2, 1987.
2. Pursuant to a contract existing before July 2, 1987.
3. Pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer.
4. Pursuant to the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing this section.
5. Pursuant to a merger or share exchange effected in compliance with s. 607.1101, s. 607.1102, s. 607.1103, s. 607.1104, or s. 607.1107, if the issuing public corporation is a party to the agreement of merger or plan of share exchange.

6. Pursuant to any savings, employee stock ownership, or other employee benefit plan of the issuing public corporation or any of its subsidiaries or any fiduciary with respect to any such plan when acting in such fiduciary capacity.
7. Pursuant to an acquisition of shares of an issuing public corporation if the acquisition has been approved by the board of directors of such issuing public corporation before acquisition.
(e) The acquisition of shares of an issuing public corporation in good faith and not for the purpose of circumventing this section by or from:
1. Any person whose voting rights had previously been authorized by shareholders in compliance with this section; or
2. Any person whose previous acquisition of shares of an issuing public corporation would have constituted a control-share acquisition but for paragraph (d), does not constitute a control-share acquisition, unless the acquisition entitles any person, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power of the corporation in the election of directors in excess of the range of the voting power otherwise authorized.
(f) For the purpose of this section, persons shall not be deemed to be part of a “group” if such persons join together to exercise or direct the exercise of the voting power of an issuing public corporation (whether through a voting trust, a shareholder agreement, or through other arrangements), and the voting trustee of any voting trust shall not be deemed to be an “acquiring person” if such persons or all the parties to the voting trust:
1. Are related by blood or marriage or are the personal representatives or trustees of such persons; and
2. Such persons were shareholders (or the beneficial owners of shares) of the issuing public corporation (or were trustees, personal representatives, or heirs of such shareholders or beneficial owners) on July 1, 1987, and have continued to be shareholders (or the beneficial owners of shares) of the issuing public corporation (or have been trustees, personal representatives, or heirs of such shareholders or beneficial owners) since that time.
(3) “INTERESTED SHARES.”—As used in this section, “interested shares” means the shares of an issuing public corporation in respect of which any of the following persons may exercise or direct the exercise of the voting power of the corporation in the election of directors:
(a) An acquiring person or member of a group with respect to a control-share acquisition.
(b) Any officer of the issuing public corporation.
(c) Any employee of the issuing public corporation who is also a director of the corporation.

(4) “ISSUING PUBLIC CORPORATION.”—
(a) As used in this section, “issuing public corporation” means a corporation that has:
1. One hundred or more shareholders;
2. Its principal place of business, its principal office, or substantial assets within this state; and
3. Either:
a. More than 10 percent of its shareholders resident in this state;
b. More than 10 percent of its shares owned by residents of this state; or
c. One thousand shareholders resident in this state.
(b) The residence of a shareholder is presumed to be the address appearing in the records of the corporation.
(c) Shares held by banks (except as trustee or guardian), brokers, or nominees shall be disregarded for purposes of calculating the percentages or numbers described in this subsection.
(5) LAW APPLICABLE TO CONTROL-SHARE VOTING RIGHTS.—Unless the corporation’s articles of incorporation or bylaws provide that this section does not apply to control-share acquisitions of shares of the corporation before the control-share acquisition, control shares of an issuing public corporation acquired in a control-share acquisition have only such voting rights as are conferred by subsection (9).
(6) NOTICE OF CONTROL-SHARE ACQUISITION.—Any person who proposes to make or has made a control-share acquisition may at the person’s election deliver an acquiring person statement to the issuing public corporation at the issuing public corporation’s principal office. The acquiring person statement must set forth all of the following:
(a) The identity of the acquiring person and each other member of any group of which the person is a part for purposes of determining control shares.
(b) A statement that the acquiring person statement is given pursuant to this section.
(c) The number of shares of the issuing public corporation owned, directly or indirectly, by the acquiring person and each other member of the group.
(d) The range of voting power under which the control-share acquisition falls or would, if consummated, fall.
(e) If the control-share acquisition has not taken place:
1. A description in reasonable detail of the terms of the proposed control-share acquisition; and
2. Representations of the acquiring person, together with a statement, in reasonable detail of the facts upon which they are based, that the proposed control-share acquisition, if consummated, will not be contrary to law and that the acquiring person has the financial capacity to make the proposed control-share acquisition.

(7) SHAREHOLDER MEETING TO DETERMINE CONTROL-SHARE VOTING RIGHTS.—
(a) If the acquiring person so requests at the time of delivery of an acquiring person statement and gives an undertaking to pay the corporation’s expenses of a special meeting, within 10 days thereafter, the directors of the issuing public corporation or others authorized to call such a meeting under the issuing public corporation’s articles of incorporation or bylaws shall call a special meeting of shareholders of the issuing public corporation for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control-share acquisition.
(b) Unless the acquiring person agrees in writing to another date, the special meeting of shareholders shall be held within 50 days after receipt by the issuing public corporation of the request.
(c) If the acquiring person so requests in writing at the time of delivery of the acquiring person statement, the special meeting must not be held sooner than 30 days after receipt by the issuing public corporation of the acquiring person statement.
(d) If no request is made, the voting rights to be accorded the shares acquired in the control-share acquisition shall be presented to the next special or annual meeting of the shareholders.
(8) NOTICE OF SHAREHOLDER MEETING.—
(a) If a special meeting is requested, notice of the special meeting of shareholders shall be given as promptly as reasonably practicable by the issuing public corporation to all shareholders of record as of the record date set for the meeting, whether or not entitled to vote at the meeting.
(b) Notice of the special or annual shareholder meeting at which the voting rights are to be considered must include or be accompanied by each of the following:
1. A copy of the acquiring person statement delivered to the issuing public corporation pursuant to this section.
2. A statement by the board of directors of the corporation, authorized by its directors, of its position or recommendation, or that it is taking no position or making no recommendation, with respect to the proposed control-share acquisition.
(9) RESOLUTION GRANTING CONTROL-SHARE VOTING RIGHTS.—
(a) Control shares acquired in a control-share acquisition have the same voting rights as were accorded the shares before the control-share acquisition only to the extent granted by resolution approved by the shareholders of the issuing public corporation.
(b) To be approved under this subsection, the resolution must be approved by:
1. Each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series, with the holders of the outstanding shares of a class or series being entitled to vote as a separate class if the proposed control-share acquisition would, if fully carried out, result in any of the changes described in s. 607.1004; and

2. Each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares.
(c) Any control shares that do not have voting rights because such rights were not accorded to such shares by approval of a resolution by the shareholders pursuant to paragraph (b) shall regain voting rights and shall no longer be deemed control shares upon a transfer to a person other than the acquiring person or associate or affiliate, as defined in s. 607.0901, of the acquiring person unless the acquisition of the shares by the other person constitutes a control-share acquisition, in which case the voting rights of the shares remain subject to the provisions of this section.
(10) REDEMPTION OF CONTROL SHARES.—
(a) If authorized in a corporation’s articles of incorporation or bylaws before a control-share acquisition has occurred, control shares acquired in a control-share acquisition with respect to which no acquiring person statement has been filed with the issuing public corporation may, at any time during the period ending 60 days after the last acquisition of control shares by the acquiring person, be subject to redemption by the corporation at the fair value thereof pursuant to the procedures adopted by the corporation.
(b) Control shares acquired in a control-share acquisition are not subject to redemption after an acquiring person statement has been filed unless the shares are not accorded full voting rights by the shareholders as provided in subsection (9).
History.—s. 95, ch. 89-154; s. 27, ch. 93-281; s. 4, ch. 94-327; s. 6, ch. 97-230; s. 12, ch. 2003-283.

EXHIBIT D
The Company’s responses to the applicable questions in the October 5, 2006 comment letter addressed to HB-PS Holding Company, Inc. regarding Registration Statement on Form S-4 and the Company’s Form 10-K for the Year ended December 31, 2005 are reproduced below to the extent they relate to the Company. Questions from the referenced Staff letter that are not reproduced below either do not relate to the Company, the current transaction or pertain to documents that have not been incorporated by reference into the Proxy Statement. All disclosures referred to in the Company’s responses below were contained in the Proxy Statement filed on November 2, 2006 (and are not new revisions to Amendment No. 1).
7. The Q&A section is part of the summary so it should not repeat information contained elsewhere in the summary section. Please revise this section to remove unnecessary disclosure from each of your answers that is repeated later in the summary or remove the repetitive disclosure from the later part of the summary.
     The Company has drafted the disclosure on pages 10 through 13 in response to the Staff’s comment.
9. Your summary like the previous sections contains too much repetition. Much of your repetitive narrative description of the transactions should be removed. Consideration should be given to substituting your descriptions of the transactions with a chart depicting the structure of the companies before and after the spin-off and merger.
     The Company has drafted the disclosure on pages 1 through 9 in response to the Staff’s comments. The chart is not applicable to this transaction.
12. Please state the amount of the fees Banc of America Securities will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure on page 51.
     The Company has drafted the disclosure on page 35 in response to the Staff’s comment.
20. Briefly describe the steps taken in connection with Applica’s “internal restructuring.”
     The Company has drafted the disclosure on page 19 in response to the Staff’s comment.
21. Identify “Party A.” However, if disclosure of this company would competitively harm Applica, provide a characterization of “Party A” (e.g. public company? Relative size?) so that investors may evaluate the considered alternatives.
     The Company supplementally advises the Staff that it has entered into a confidentiality agreement with Party A which prohibits its identification. Because the small electric household appliance industry is small and there are only three other U.S. public companies of significantly different sizes, the Company believes that any additional information regarding Party A could result in its identification.
22. To the extent possible, disclose the proposed terms of the alternative transactions that were considered. For example, disclose the proposed exchange ratio of Party A’s stock-for-stock proposal and the amount of cash offered by the third party. In addition, identify how the stock-for-stock offer was later “improved” and the amount of the reduction in the all cash offer.

     The Company supplementally advises the Staff that the Company has entered into confidentiality agreements with the companies that participated in the strategic alternative process, which the Company believes prohibit the disclosure of this information.
23. Clarify whether the Applica board ever proposed a counter offer to NACCO’s original offer.
     The Company has drafted the disclosure on page 23 in response to the Staff’s comment.
24. Identify the “strategic alternatives” that were considered by the Applica board at the May 9, 2006 meeting.
     The Company has drafted the disclosure on page 22 in response to the Staff’s comment.
26. Identify the modification that was requested by NACCO relating to the dual class structure of the combined company.
     The Company has drafted the disclosure on page 23 in response to the Staff’s comment.
27. We note Capitalink’s involvement in the transaction. Confirm to us in your response letter that no “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4 was prepared and delivered to the Applica board in connection with the merger. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A and file the report as an exhibit to the registration statement.
     The Company supplementally advises the Staff that Capitalink did not prepare or deliver any “report, opinion or appraisal materially relating to the transaction” to the Company’s board in connection with the merger.
34. The section titled “Other Considerations” combines both positive and negative factors. Please address these separately.
     The Company has drafted the disclosure on pages 28 through 31 in response to the Staff’s comment.
35. Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Applica’s financial advisor in connection with rendering their fairness opinion. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letters.

     The Company supplementally advises the Staff that Banc of America Securities has informed the Company that the presentation materials prepared by Banc of America Securities for the Company’s board of directors at its October 19, 2006 meeting and summarized under the caption “Opinion of Our Financial Advisor” and the engagement letter, dated October 24, 2004, as amended on October 6, 2006, between the Company and Banc of America Securities are being provided to the Staff under separate cover by counsel for Banc of America Securities on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934. Banc of America Securities has informed the Company that, in accordance with such rules, counsel for Banc of America Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof. In addition, Banc of America Securities has informed the Company that, by separate letter, counsel for Banc of America Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
36. Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Accordingly, please disclose all projections that Applica provided to NACCO, Hamilton Beach/Proctor-Silex and/or their respective financial advisors and the projections that NACCO and Hamilton Beach/Proctor-Silex gave to Applica and/or Applica’s financial advisors, or advise us why they are not material.
     Budgets prepared by management were provided to Harbinger’s financial advisor pertaining to the Company’s 2006 fiscal year. Now that the Company has released results for the first three quarters of the 2006 fiscal year, these budgets are largely irrelevant and moreover could be potentially confusing to shareholders. Accordingly, the Company does not believe these budgets are material. In addition, the Company provided Harbinger’s financial advisor with long-term target forecasts for revenues, gross profit, EBIT, and EBITDA for fiscal years 2007 through 2010. Unlike the budget for 2006, these numbers were not derived as part of the Company’s internal financial planning process. Consequently, we believe such numbers reflect a higher degree of uncertainty and have the potential to be significantly misleading to shareholders.
37. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders and, specifically, to the consideration that Hamilton Beach/Proctor-Silex is issuing in the merger. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.
     The Company has drafted the disclosure on pages 33 through 35 in response to the Staff’s comment.
43. Please identify the corporation referenced in footnote 2.
     The Company has drafted the disclosure on page 60 in response to the Staff’s comment.

44. Since all Applica options will be accelerated immediately before the effective time of the merger, tell us the basis for excluding the shares underlying the options that become exercisable in June 2007.
     The Company supplementally advises the Staff that the shares underlying options that become exercisable in June 2007 were excluded because the trigger allowing the holders to have rights to such shares is not merely the passage of time. The non-vested options are subject to a change-in-control trigger, which is contingent upon several actions, including shareholder approval of the proposed merger transaction. In addition, if such options are not in-the-money, it would be unlikely that they would be exercised in any event. Lastly, regardless of the potential acceleration, such shares would be unable to be voted at the special meeting.
45. Please disclose the natural person(s) with voting and/or investment control for each shareholder listed in the table.
     The Company has drafted the disclosure on pages 60 through 61 in response to the Staff’s comment.